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June 14, 2019

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara Ransom

Katherine Bagley

Re:	Phreesia, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted May 28, 2019

CIK No. 0001412408

Dear Ms. Ransom and Ms. Bagley:

This letter is confidentially submitted on behalf of Phreesia, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on May 28, 2019 (“Amendment No. 1”), as set forth in the Staff’s letter dated June 4, 2019 addressed to the Company (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from Amendment No. 1).

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 28, 2019

United States Securities and Exchange Commission

June 14, 2019

Prospectus summary

Overview, page 2

1.

We note your response to comment 3, and your amended disclosure that certain statements highlighted are “[b]ased on [y]our analysis of independent third-party studies.” Please identify these third-party studies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 6, 101 and 105 of Amendment No. 2.

The offering

Dividend policy, page 12

2.

We note your amended disclosure here and on page 62 of your filing that “[t]he cash dividend will no longer be payable to holders of Senior A preferred stock if the initial public offering price for this offering is at least $9.88 per share (subject to certain adjustments) and will no longer be payable to holders of Senior B preferred stock if the initial public offering price for this offering is at least $16.64 per share (subject to certain adjustments).” Please disclose the “certain adjustments” to which you refer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 62 of Amendment No. 2.

Risk Factors

Risks relating to our business and industry

“We rely on our third-party vendors and partners to execute our business strategy . . .”, page 32

3.

We note your response to comment 7, and that you have filed the Partner Agreement with athenahealth, Inc. and the Strategic Alliance Agreement with Allscripts Healthcare, LLC as exhibits. In the description of your business or other appropriate place in your filing, please briefly describe the material terms of these agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 118 and 119 of Amendment No. 2.

Our business model, page 73

4.

We note your response to comment 10 that you do not believe providing disclosure similar to that of the FY 2017 Cohort for the FY 2018 and FY 2019 cohorts would be meaningful to investors due to, among other things, the fact that the Company’s typical contract length is one year or more, and that it typically takes in excess of one year to recoup the upfront sales and marketing costs to acquire a given cohort and to meaningfully begin up-selling and cross-selling to the clients within the cohort. However, we are not persuaded by your response. In this regard, it has been a full fiscal and calendar year since the end of your fiscal 2018, and based on your disclosure that contract length is typically one year or more, a presentation of the FY 2018 Cohort’s performance over time compared to that of the FY 2017 Cohort would provide investors

United States Securities and Exchange Commission

June 14, 2019

with a meaningful comparison of the performance of each cohort over time, and your performance over time as a whole. Also, this would illustrate for investors that it typically takes you in excess of one year to recoup your upfront sales and marketing costs to acquire a cohort. As such, please revise your filing to include a graphical and narrative discussion of your fiscal 2018 Cohort, including disclosure that it typically takes you in excess of one year to recoup your upfront sales and marketing costs or tell us in greater detail why you believe this would not be appropriate. As a related matter, please revise to provide a brief narrative discussion of the information provided by each of the graphs in this section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 73 through 77 of Amendment No. 2.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (212) 813–8853.

Sincerely,

/s/ Edwin M. O’Connor
Edwin M. O’Connor, Esq.

Cc:	Chaim Indig, Phreesia, Inc.

Thomas Altier, Phreesia, Inc.

Charles Kallenbach, Phreesia, Inc.

John J. Egan, Goodwin Procter LLP

Andrew R. Pusar, Goodwin Procter LLP

Stelios G. Saffos, Latham & Watkins LLP

Brittany D. Ruiz, Latham & Watkins LLP

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